UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020

Commission File Number: 001-38954

_____________________

LINX S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Avenida Doutora Ruth Cardoso, 7,221

05425-902 São Paulo, SP

Federative Republic of Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)): ☐

LINX S.A.

Publicly-Held Company Corporate

Taxpayer’s ID (CNPJ/MF): 06.948.969/0001-75

Company Registry (NIRE): 35.300.316.584

MATERIAL FACT

LINX S.A. (B3: LINX3; NYSE: LINX) in compliance with the provisions of Article 157, Paragraph 4, of Law No. 6,404, of December 15, 1976, as amended and in effect (“Brazilian Corporate Law”), and in CVM Instruction No. 358, of January 3, 2002, and CVM Instruction No. 567, of September 17, 2015, as amended, hereby announces that Alexandre Kelemen, after a hand over period of his duties, presented today to the Board of Directors a letter of resignation from the position of Linx´s Investor Relations Officer (IRO).

On the same date, Ramatis Rodrigues was elected as the Company´s IRO, a function he will accumulate with his current term as Vice-President of Finance (CFO).

Linx thanks Alexandre for his dedication during his time with the Company.

São Paulo, January 20, 2020.

Nercio José Monteiro Fernandes

Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 20, 2020

Linx S.A.

By: /s/ Alexandre Kelemen

Name: Alexandre Kelemen

Title: Investor Relations Officer